SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                      RYANAIR ANNOUNCE RECORD Q.1 RESULTS
        NET PROFIT RISES 80% TO EUR116m - TRAFFIC GROWS 25% TO 10.7m

Ryanair, Europe's No.1 low fares airline, today (August 1, 2006) announced record profits of EUR115.7m for its first Quarter ended June 30, 2006. Traffic grew by 25% to 10.7m passengers, yields increased 13%, ancillary revenues climbed 31%, and consequently total revenues rose by 40% to EUR566.6m. Unit costs excluding fuel fell by 2% (including fuel they rose by 6%) as fuel costs rose by 52% to EUR167.5m. The increase in profitability boosted cash balances which rose by EUR212.4m to EUR2.18bn. As a result, Ryanair's adjusted after tax margin for the Quarter rose by 4 points to 20% as Q.1 Adjusted Net Profit increased by a record 80% to EUR115.7m.

Summary Table of Results (IFRS) - in Euro

Quarter Ended                   June 30, 2005  June 30, 2006  % Increase

Passengers                              8.5m          10.7m        +25%

Revenue                            EUR404.6m      EUR566.6m        +40%

Profit after tax (Note 1)           EUR64.4m      EUR115.7m        +80%

Basic EPS (Euro Cents) (Note 1)        8.47c         15.00c        +77%


Note 1:Adjusted profit after tax and EPS during the Quarter ended 30 June, 2005 excludes a receipt, net of tax, of EUR5.2m arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.

Announcing these results Ryanair's Chief Executive, Michael O'Leary, said:

"These bumper Q.1 profits - which were strongly signalled at the time of our full year results in June - reflect a much stronger yield environment despite substantially higher oil prices. We would caution however, based on advanced bookings, that we do not expect this yield buoyancy to be maintained at similar levels during the second quarter or indeed the second half of the fiscal year. The underlying causes of these stronger Q.1 yields was primarily the presence of Easter in the quarter (and its absence from the prior year comparable), many more "sun" destinations, the impact of competitors fuel surcharges which continue to drive traffic towards Ryanair, the initial impact of our baggage charging initiative, and the earlier launch of our new bases and routes, much of which took place in the fourth quarter last year.

We are pleased that ancillary revenues grew by 31% from an already significant base, as the growth of ancillary sales continues to outpace that of scheduled traffic. As we stimulate further traffic growth with lower fares, we find that passengers are more willing to spend some of their savings on additional products and services such as car hire, hotels and travel insurance.

Our new bases at Liverpool, East Midlands and Shannon continue to perform well, with strong bookings over the Summer months, albeit that fares at Shannon continue to be lower than expected. We plan to announce two new bases over the coming months with launch dates in early 2007, as well as further expansion of our existing bases.

During the quarter fuel costs rose by 52% to EUR167.5m. Excluding fuel unit costs fell by 2% as we continue to aggressively manage costs in all other areas. Fuel prices continue to be high and volatile. We have recently extended our hedging position, so that we are 90% hedged to the end of October at $70 per barrel and 90% hedged for November and December at $74 per barrel. Thereafter we remain unhedged for the January to March 2007 quarter, but we continue to monitor forward rates and will try to avail of any suitable opportunity to hedge out our outstanding requirement for the fiscal year.

During the quarter we exercised options for delivery of ten further Boeing 737-800 series aircraft in 2008. The addition of these new aircraft will enable us to continue to drive down our aircraft and operating costs. The penetration of web based check-in continues to improve with some flights achieving 50% of web check-in. We will aggressively promote web check-in and priority boarding for passengers travelling with hand luggage. We intend to continue to exploit initiatives such as web check-in to reduce our costs, whilst at the same time providing passengers with superior service such as avoiding check-in queues and priority boarding.

We strongly welcome the take-over of the BAA airport monopoly by Ferrovial and look forward to their review of plans and costings for the second runway at Stansted. We anticipate that this review will confirm that a second runway and terminal can be built at a more realistic cost of GBP1bn, rather than the GBP4bn gold plated Taj Mahal proposed by the BAA airport monopoly. The Ferrovial takeover highlighted that the BAA were able to fund a GBP1bn "pay-off" to its shareholders just three months after it was telling the CAA Regulator that "it couldn't afford" to pay for the second terminal at Stansted without doubling passenger charges. This revelation should encourage the Regulator to take a much more sceptical approach to the BAA's submissions and finalise a regulatory review which meets the needs of users rather than featherbedding the BAA's monopoly profits. We also welcome the OFT probe into the present monopoly ownership of Heathrow, Gatwick and Stansted airports. Monopolies don't work and don't serve the needs of consumers. Real competition between these three airports will lead to lower airport charges and better facilities for passengers, and Ryanair will continue to strongly campaign for the break-up of the BAA airport monopoly, which has for many years delivered high passenger charges and abysmal facilities at the London airports.

Our outlook for the remainder of this fiscal year remains cautious. As we emphasised at the time of our full year results in June, we expected a bumper set of Q.1 results, and a strong second quarter, but we believe that the forthcoming Winter will be characterised by much more difficult trading conditions. Ryanair will increase its fleet by 27 aircraft this Winter (compared to last year's net increase of just 15) during which we will launch many more new routes and bases. This combination of substantial Winter capacity expansion, higher oil prices (now $74 per barrel compared to our original forecast of $70) and price dumping by loss making competitors will mean another very difficult Winter trading period and if oil prices are higher than $74, we may even sustain losses during the fourth quarter this year. Based on our current fuel hedges and the forward price of oil for the unhedged quarter, we anticipate that the increase in net profit after tax for the fiscal year will still be within the range of our previous guidance of +5% to +10% increase and that almost all of these profits will be generated in Q.1 and Q.2, with a consequent reduction in profitability during Q.3 and Q.4 compared to last year.

We remain on target to achieve our objective of becoming the world's largest international scheduled airline by passenger traffic, whilst at the same time growing profitability and reducing costs for the benefit of our passengers, our people and our shareholders. We continue to believe that this growth in traffic and profits will be achieved thanks to Ryanair's unique combination of lowest costs, lowest fares and industry leading customer service".



Dublin 01.08.06

ENDS.

For further information please contact: Howard Millar         Pauline McAlester
                                        Ryanair Holdings plc  Murray Consultants
www.ryanair.com                         Tel: 353-1-8121212    Tel: 353-1-4980300


Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 16 bases and 351 low fare routes across 23 countries. By March 2007 Ryanair will operate an entire fleet of 134 new Boeing 737-800 aircraft with firm orders for a further 115 new aircraft, which will be delivered over the next 6 years. Ryanair currently employs a team of 3,700 people and expect to carry approximately 42 million scheduled passengers in the current year.






Ryanair Holdings plc and Subsidiaries                       Page 1

Consolidated Income Statement in accordance with IFRS (unaudited)


                                                   Quarter         Quarter
                                                     ended           ended
                                                  June 30,        June 30,
                                                      2006            2005
                                                   EUR'000         EUR'000

Operating revenues
Scheduled revenues                                 490,012         346,286
Ancillary revenues                                  76,621          58,352

Total operating revenues - continuing
operations                                         566,633         404,638

Operating expenses
Staff costs                                         56,736          42,152
Depreciation and amortisation                       35,587          31,665
Other operating expenses
          Fuel & oil                               167,462         109,906
          Maintenance, materials and repairs        10,700           9,150
          Marketing and distribution costs           5,724           5,342
          Aircraft rentals                          12,398          10,058
          Route charges                             48,079          41,370
          Airport and Handling charges              67,875          54,574
          Other                                     25,371          20,537

Total operating expenses                           429,932         324,754

Operating profit before exceptional items          136,701          79,884

Aircraft insurance claim                                 -           5,939

Operating profit after exceptional items           136,701          85,823

Other (expenses)/income
Foreign exchange (losses)/gains                       (321)            944

Interest receivable and similar income              12,854           8,610

Interest payable and similar charges               (20,613)        (18,435)

Total other (expenses)/income                       (8,080)         (8,881)

Profit before taxation                             128,621          76,942

Tax on profit on ordinary activities               (12,941)         (7,301)

Profit for the period                              115,680          69,641

Earnings per ordinary share
              -Basic(Euro cent)                      15.00            9.16
              -Diluted(Euro cent)                    14.91            9.12

Adjusted earnings per ordinary share*
              -Basic(Euro cent)                      15.00            8.47
              -Diluted(Euro cent)                    14.91            8.44

Number of ordinary shares(in 000's)
              -Basic                               771,101         760,519
              -Diluted                             775,842         763,554

* Calculated on profit for the quarter before exceptional items(net of tax).



Ryanair Holdings plc and Subsidiaries                    Page 2

Consolidated Balance Sheets in accordance with IFRS (unaudited)


                                        June 30,               March 31,
                                            2006                    2006
                                         EUR'000                 EUR'000

Non-current assets
Property, plant & equipment            2,484,828               2,499,138
Intangible assets                         46,841                  46,841
Derivative financial instruments               -                     763
Deferred tax                               9,792                  11,321

Total Non-current assets               2,541,461               2,558,063

Current assets
Inventories                                4,234                   3,422
Other assets                              67,159                  63,303
Accounts receivable                       27,210                  29,909
Deferred tax                               3,861                   3,427
Derivative financial instruments           3,464                  18,872

Restricted cash                          204,040                 204,040
Financial assets: cash > 3 months        937,952                 328,927
Cash and cash equivalents              1,042,369               1,439,004

Total current assets                   2,290,289               2,090,904

Total assets                           4,831,750               4,648,967

Current liabilities
Accounts payable                          51,780                  79,283
Accrued expenses and other
liabilities                              665,063                 570,614
Current maturities of long term
debt                                     154,677                 153,311
Derivative financial instruments          40,416                  27,417
Current tax                               21,790                  16,663

Total current liabilities                933,726                 847,288

Other liabilities
Provisions for liabilities and charges    19,652                  16,722
Derivative financial instruments          70,791                  81,897
Deferred tax                             147,277                 140,592
Other creditors                           63,738                  46,066
Long term debt                         1,486,705               1,524,417

Total other liabilities                1,788,163               1,809,694

Shareholders' funds - equity
Called - up share capital                  9,793                   9,790
Share premium account                    597,266                 596,231
Profit and loss account                1,583,303               1,467,623
Other reserves                           (80,501)                (81,659)

Shareholders' funds - equity           2,109,861               1,991,985

Total liabilities and
shareholders' funds                    4,831,750               4,648,967


Ryanair Holdings plc and Subsidiaries                                  Page 3


Consolidated Cashflow Statement in accordance with IFRS (unaudited)


                                               June 30,        June 30,
                                                   2006            2005
                                                EUR'000         EUR'000

Operating activities
Profit before taxation                          128,621          76,942

Adjustments to reconcile profits
before tax to net cash provided by
operating activities
Depreciation                                     35,587          31,665
(Increase) in inventories                          (812)         (1,598)
Decrease in accounts receivable                   2,699           1,230
Decrease in other current assets                  7,111           4,626
(Decrease) in accounts payable                  (27,503)        (25,071)
Increase in accrued expenses                     92,271         108,145
Increase in other creditors                      25,215          19,988
Increase in maintenance provision                 2,930           2,372
Interest receivable                                (315)         (4,149)
Interest payable                                  2,014             994
Retirement costs                                    165             139
Share based payment                               1,043             293
Income tax                                          (51)         (1,860)

Net cash provided by operating activities       268,975         213,716

Investing activities
Capital expenditure (purchase of property,
plant and equipment)                            (21,277)        (13,418)
(Investment)/reduction in financial
assets: cash > 3months                         (609,025)         97,796

                                               (630,302)         84,378
Financing activities
Net proceeds from shares issued                   1,038           9,188
Decrease in long term debt                      (36,346)        (28,736)

Net cash used in financing activities           (35,308)        (19,548)

(Decrease)/Increase in cash and cash
equivalents                                    (396,635)        278,546

Cash and cash equivalents at beginning of
period                                        1,439,004         872,258
Cash and cash equivalents at end of
period                                        1,042,369       1,150,804






Ryanair Holdings plc and Subsidiaries              Page 4

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with IFRS (unaudited)


                  Ordinary     Share     Profit    Other        Total
                    shares   premium   and loss reserves
                             account    account
                  EUR'000    EUR'000    EUR'000  EUR'000      EUR'000

Balance at
April 1, 2006       9,790    596,231  1,467,623  (81,659)   1,991,985

Issue of
ordinary
equity shares           3      1,035         -         -        1,038

Movement in
reserves                -          -         -     1,158        1,158

Profit for the
period                  -          -   115,680         -      115,680

Balance at
June 30, 2006       9,793    597,266 1,583,303   (80,501)   2,109,861

Reconciliation of adjusted earnings per share (unaudited)



                                             Quarter             Quarter
                                              ended               ended
                                       June 30,2006       June 30, 2005
                                            EUR'000             EUR'000

Profit for the period under IFRS            115,680              69,641

Adjustments
Aircraft Insurance Claim                          -              (5,939)
Taxation adjustment for above                     -                 742
Adjusted profit under IFRS                  115,680              64,444

Number of ordinary shares (in 000's)
                    -Basic                  771,101             760,519
                    -Diluted                775,842             763,554

Adjusted earnings per ordinary share
                    -Basic (EUR cent)         15.00                8.47
                    -Diluted (EUR cent)       14.91                8.44



Ryanair Holdings plc and Subsidiaries               Page 5

Consolidated Income Statement in accordance with US GAAP (unaudited)


                                            Quarter             Quarter
                                              ended               ended
                                       June 30,2006       June 30, 2005

Operating revenues
Scheduled revenues                          490,012             346,286
Ancillary revenues                           76,621              58,352

Total operating revenues - continuing
operations                                  566,633             404,638

Operating expenses
Staff costs                                  56,844              41,776
Depreciation and amortisation                35,969              31,957
Other operating expenses
  Fuel & oil                                167,462             109,906
  Maintenance, materials and repairs         10,700               9,150
  Marketing and distribution costs            5,724               5,342
  Aircraft rentals                           12,398              10,058
  Route charges                              48,079              41,370
  Airport and Handling charges               67,875              54,574
  Other                                      25,371              20,515

Total operating expenses                    430,422             324,648

Operating profit before exceptional
items                                       136,211              79,990

Aircraft insurance claim                          -               5,939

Operating profit after exceptional
items                                       136,211              85,929

Other (expense)/income

Foreign exchange (losses)/gain                 (321)                944
Interest receivable and similar income       12,854               8,610
Interest payable and similar charges        (18,414)            (16,902)

Total other (expenses)/income                (5,881)             (7,348)

Income before taxation                      130,330              78,581
Taxation                                    (13,155)             (7,540)

Net income                                  117,175              71,041

Net income per ADS (5 ordinary shares
equals 1 ADS)
          -Basic(Euro cent)                   75.98               46.71
          -Diluted(Euro cent)                 75.51               46.52

Adjusted net income per ADS *
          -Basic(Euro cent)                   75.98               43.29
          -Diluted(Euro cent)                 75.51               43.12

Weighted Average number of shares
          -Basic                            771,101             760,519
          -Diluted                          775,842             763,554

* Calculated on net income before non-recurring items (net of tax).


Ryanair Holdings plc and Subsidiaries            Page 6

Summary of significant differences between IFRS and US generally accepted accounting principles (unaudited)

(A) Net income under US GAAP



                                                     ----Quarter ended----
                                                 June 30,             June 30,
                                                    2006                 2005
                                                 EUR'000              EUR'000

Net income in accordance with IFRS               115,680               69,641
Adjustments
Pensions                                            (108)                  83
Share based payments                                   -                  293
Capitalised interest  (net of amortisation)
regarding aircraft acquisition programme           1,817                1,241
Darley Investments Limited                             -                   22
Taxation-effect of above adjustments                (214)                (239)

Net income in accordance with US GAAP            117,175               71,041


(B) Consolidated cashflow statement in
    accordance with US GAAP

                                                June 30,              June 30,
                                                   2006                  2005
                                                EUR'000               EUR'000

Cash inflow from operating activities           268,975               213,716
Cash (outflow) from investing activities       (630,302)               84,378
Cash inflow from financing activities           (35,308)              (19,548)

Increase in cash and cash equivalents          (396,635)              278,546
Cash and cash equivalents at beginning of
period                                        1,439,004               872,258

Cash and cash equivalents at end of period    1,042,369             1,150,804

Cash and cash equivalents under US GAAP       1,042,369             1,150,804
Restricted cash                                 204,040               204,040
Deposits with a maturity of between three
and six months                                  937,952               431,611

Cash and liquid resources in accordance
with IFRS                                     2,184,361             1,786,455


Ryanair Holdings plc and Subsidiaries                                  Page 7


Summary of significant differences between IFRS and US generally accepted accounting principles (unaudited)



(C) Shareholders' funds - equity               Quarter ended     Quarter ended
                                               June 30, 2006     June 30, 2005
                                                     EUR'000           EUR'000

Shareholders' equity as reported in the
consolidated balance sheets in accordance with
IFRS                                               2,109,861         1,699,020

Adjustments:
Pension                                                9,134            11,788
Share based payments                                       -               293
Capitalised interest (net of amortisation)
regarding aircraft acquisition programme              31,265            24,188
Darley Investments Limited                                 -               (41)
Minimum pension liability (net of tax)                (4,295)           (6,496)
Tax effect of adjustments (excluding pension
& derivative adjustments)                             (6,145)           (5,235)

Shareholders' equity as adjusted to accord
with US GAAP                                       2,139,820         1,723,517

Opening shareholders' equity under US GAAP         2,020,449         1,629,819

Comprehensive income
Unrealised gains/(losses) on derivative
financial instruments(net of tax)                        115            13,469
Net income in accordance with US GAAP                117,175            71,041

Total comprehensive income                           117,290            84,510

Share based payments                                   1,043                 -

Stock issued for cash                                  1,038             9,188

Closing shareholders' equity in accordance with
US GAAP                                            2,139,820         1,723,517


                              Ryanair Holdings plc
             Management Discussion and Analysis of Results ("MD&A")

Introduction

For the purposes of the MD&A all figures and comments are by reference to the adjusted profit and loss account excluding the exceptional items and goodwill referred to below.

Exceptional items in the quarter ended June 30, 2005 consist of a receipt of EUR5.2m (net of tax) arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.

Profit after tax increased by 66% to EUR115.7m compared to EUR69.6m in the quarter ended June 30, 2005, whilst adjusted profit after tax increased by 80% to EUR115.7m

Summary Quarter ended June 30, 2006

Profit after tax increased by 80% to EUR115.7m, compared to EUR64.4m in the quarter ended June 30, 2005. These results were achieved by strong growth in passenger volumes and continued tight cost control, excluding fuel costs, which were significantly higher than in the comparative quarter. Total operating revenues increased by 40% to EUR566.6m, which was faster than the 25% growth in passenger volumes, as average fares rose 13% and ancillary revenues grew 31% to EUR76.6m. Total revenue per passenger as a result increased by 12%, whilst Passenger Load Factor increased by 1 point to 84% during the quarter.

Total operating expenses increased by 32% to EUR429.9m, due to the increased level of activity, and the increased costs: primarily fuel, route charges, staff costs, and airport & handling costs associated with the growth of the airline. Fuel, which represents 39% of total operating costs compared to 34% in the quarter to June 30, 2005, increased by 52% to EUR167.5m due to substantial increases in the cost per gallon of fuel partly offset by a positive movement in the US$ exchange rate and a 2% reduction in fuel consumption due to the installation of winglets on a portion of our Boeing 737-800 fleet. It is expected that the remaining retro-fit winglets will be installed across the fleet by year end. Unit costs excluding fuel declined by 2% as all other cost items, other than staff costs, increased at a slower rate than the growth in passenger volumes. Staff costs rose by 35% reflecting an increase in our crewing ratios primarily as a result of increases in our average sector length. Despite the significantly higher fuel costs incurred, operating margins increased by 4 points to 24%, and operating profit increased by 71% to EUR136.7m.

Net Margins increased by 4 points to 20% for the reasons outlined above.

Adjusted earnings per share have increased by 77% to 15.00 Euro cent for the quarter.

Balance Sheet

The Company's profit growth continues to generate strong cashflow from operations which for the quarter to June 30, 2006 amounted to EUR269.0m. This cashflow part funded additional aircraft deposits and debt repayments, whilst the balance remaining is reflected in the EUR212.4m increase in Total Cash to EUR2,184.4m since March 31, 2006. Capital expenditure net of sales proceeds amounted to EUR21.3m during the quarter which largely consisted of aircraft deposits. Long Term Debt, net of repayments, decreased by EUR36.3m with no new debt drawndown in the quarter.

Shareholders' Funds at June 30, 2006 have increased by EUR117.9m to EUR2,109.9m, compared to March 31, 2006.

Detailed Discussion and Analysis Quarter ended June 30, 2006

Profit after tax, increased by 80% to EUR115.7m due to average fares increasing by 13% and strong ancillary revenue growth, which was partially offset by fuel costs increasing by 52% to EUR167.5m reflecting the higher US$ cost per gallon. Operating margins, as a result, increased by 4 points to 24%, which in turn resulted in operating profit increasing by 71% to EUR136.7m compared to the previous quarter ended June 30, 2005.

Total operating revenues increased by 40% to EUR566.6m whilst passenger volumes increased by 25% to 10.7m. Total revenue per passenger increased by 12% in the quarter due to a combination of higher average fares, and strong ancillary revenue growth.

Scheduled passenger revenues increased by 42% to EUR490.0m due to a combination of increased passenger volumes on existing routes, the successful launch of new routes and a 13% increase in average fares reflecting the positive impact of Easter on fares. Easter is not included in the June 30, 2005 quarter comparative as it occurred earlier.

Ancillary revenues increased 31% to EUR76.6m, a faster growth rate than passenger volumes, reflecting a strong performance in non-flight scheduled revenues (primarily car hire, hotels and travel insurance), on-board sales and other ancillary products.

Total operating expenses increased by 32% to EUR429.9m due to the increased level of activity, and the increased costs: primarily fuel, aircraft rentals, route charges, staff costs and airport and handling costs associated with the growth of the airline. Total operating costs were also adversely impacted by an increase in the average sector length, whilst higher US$ fuel prices were partially offset by the strength of the Euro exchange rate against the US$ and lower fleet fuel burn resulting from the newly installed winglets.

Staff costs have increased by 35% to EUR56.7m primarily due to a 32% increase in average employee numbers to 3,655 and the impact of pay increases granted. Employee numbers rose due to an increase in our aircraft crewing ratios as a result of continued increases in average sector length.

Depreciation and amortisation increased by 12% to EUR35.6m due to an increase in the size of the 'owned' fleet from 74 to 86, offset by a lower amortisation charge due to the retirement of Boeing 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of aircraft amortisation. The strengthening of the Euro to US$ also had a positive impact on the depreciation and amortisation charge on new aircraft deliveries.

Fuel costs rose by 52% to EUR167.5m due to an increase in the number of sectors flown, a 5% increase in sector length, and a significantly higher average US$ cost per gallon of fuel. The increased costs were partially offset by the positive impact of the strengthening of the Euro to the US$ during the quarter and a 2% reduction in fuel consumption due to newly installed winglets on part of our Boeing 737-800 fleet.

Maintenance costs increased by 17% to EUR10.7m reflecting improved reliability of the Boeing 737-800's operated and a lower level of maintenance costs incurred due to the retirement of the Boeing 737-200's, and the positive impact of the strengthening of the Euro exchange rate, partially offset by an increase in the number of leased Boeing 737-800 aircraft from 17 to 21.

Marketing and distribution costs increased by 7% to EUR5.7m reflecting a lower level of spend compared to the previous quarter.

Aircraft rental costs increased by 23% to EUR12.4m reflecting an additional 4 aircraft on lease during the quarter.

Route charges increased by 16% to EUR48.1m due to an increase in the number of sectors flown and an increase of 5% in the average sector length, offset by a reduction in enroute charges in certain EU countries.

Airport and handling charges increased by 24% to EUR67.9m, which was slower than the growth in passenger volumes and reflects the impact of increased costs at certain existing airports offset by lower costs at new airports and bases.

Other expenses increased by 24% to EUR25.4m, which is lower than the growth in ancillary revenues due to improved margins on some existing products, and cost reductions achieved on indirect costs.

Operating margins have increased by 4 points to 24% due to the reasons outlined above whilst operating profits have increased by 71% to EUR136.7m during the quarter.

Interest receivable has increased by 49% to EUR12.9m for the quarter due to the combined impact of higher levels of cash and cash equivalents and increases in average deposit rates earned in the quarter compared to the previous quarter.

Interest payable increased by 12% to EUR20.6m due to the increase in the level of debt to part fund the purchase of new aircraft.

The Company's Balance Sheet reflects the increased profitability of the group. The Company generated cash from operating activities of EUR269.0m that part funded the capital expenditure programme and long term debt repayments, whilst the balance is reflected in the EUR212.4m increase in Total Cash to EUR2,184.4m. Total Debt, net of repayments declined by EUR36.3m to EUR1,641.4m during the quarter.

Shareholders' Funds at June 30, 2006 have increased by EUR117.9m to EUR2,109.9m, compared to March 31, 2006 reflecting the EUR115.7m increase in profitability during the quarter, the exercise of share options which increased funds by EUR1.0m, and the positive impact on reserves of EUR1.2m arising from the revaluation of financial instruments, pensions and stock options.

                       Notes to the Financial Statements

 1.  Accounting Policies

     This quarter's financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards ("IFRS") in issue that were are adopted by the EU and effective (or available for early adoption) at March 31, 2006. These accounting policies are set out in the document titled "Explanation of the financial impact following adoption of IFRS" published in August, 2005.

 2.  Approval of the Preliminary Announcement

     The Audit Committee approved the consolidated financial statements for the quarter ended June 30, 2006 on July 28, 2006.

 3.  Generally Accepted Accounting Policies

     The Management Discussion and Analysis of Results for the quarter ended June 30, 2006 and the comparative quarter are based on the results reported under the group's IFRS accounting policies, as adjusted for certain exceptional items.

 4.  Accounting for Aircraft Spare Parts Maintenance

     Under IAS 16 spare parts held by an entity are classified as Property, Plant and Equipment if they are expected to be used for more than one period. In this quarter's financial information this has resulted in a reclassification of the maintenance expense incurred relating to the stock of spare aircraft parts owned from "Maintenance, materials and repairs" to "Depreciation and amortisation".

 5.  Accounting for Share-Based Payments

     Under SFAS No. 123R, which was adopted by the Company on April 1, 2006, the Company is required to account for share-based employee compensation using a fair value based method. The Company has elected to use the Binomial Lattice option pricing model to determine the fair-value of share-based awards under SFAS No. 123R, consistent with that previously used for pro forma disclosures under SFAS No. 123 ("Accounting for Stock-Based Compensation").

     The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior quarter's have not been restated to reflect the impact of the revised standard. In this quarter's financial information, the Company has, as a result of the adoption of SFAS No. 123R, recorded incremental share-based compensation expense of EUR1.043 million in its US GAAP income statement.

     Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee share-based compensation plans using the intrinsic method prescribed by APB Opinion No. 25. The Company applied the disclosure provisions of SFAS No. 123, as if the fair value based method has been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Group's employee share options was equal to the market price of the underlying share on the date of grant, no compensation expense was recognised. If the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based compensation during the three month quarter ended June 30, 2005, reported income under US GAAP would have been reduced by EUR0.291m from EUR71.041m to EUR70.750m with resulting Net income per ADS, basic and diluted, of 46.51 Euro cent and
     46.33 Euro cent respectively.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  1 August 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director